March 12, 2019

James R. Fitterling
Chief Executive Officer
Dow Inc.
2211 H.H. Dow Way
Midland, Michigan 48674

       Re:     Dow Inc.
               Form 10-12B
               Filed September 7, 2018
               File No. 001-38646

Dear Mr. Fitterling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction

cc:    Sachin Kohli